FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

MATERIAL EVENT

GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING

TO BE HELD ON APRIL 7, 2020

FONDO DE GARANTÍA DE SUSTENTABILIDAD DEL SISTEMA INTEGRADO PREVISIONAL

ARGENTINO (ARGENTINE SOVEREIGN PENSION RESERVE FUND OF THE ARGENTINE PENSION SYSTEM) (SHAREHOLDER ANSES)

ANSWER TO THE INFORMATION REQUEST ON THE AGENDA

Buenos Aires, March 18, 2020

Securities and Exchange Commission

RE: Relevant Event

General Ordinary and Extraordinary Shareholders Meeting to be held on April 7, 2020.

Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (Argentine Sovereign Pension Reserve Fund of the Argentine Pension System) (Shareholder ANSES) – Answer to the Information request on the Agenda.

Dear Sirs,

We address you to submit copy of the answer sent on the day hereof to Argentine Sovereign Pension Reserve Fund of the Argentine Pension System (Shareholder ANSES) related to the information requested to us on the proposals to be discussed at the next General Ordinary and Extraordinary Shareholders Meeting to be held on April 7, 2020.

Yours truly.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

Buenos Aires, March 18, 2020

Fondo de Garantía de Sustentabilidad del

Sistema Integrado Previsional Argentino

(Argentine Sovereign Pension Reserve

Fund of the Argentine Pension System)

Att.: Mr. Ignacio Alvarez Pizzo

By hand

Re.:	Note No. 1161/20 – GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 7, 2020

Dear Sirs,

We are writing to you in answer to your letter received last March 2, requesting from the President of Banco BBVA Argentina S.A. (“BBVA Argentina”) certain information for the purpose of exercising your political rights at the General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 7, 2020 (the “Meeting”).

Please find below the information you have requested:

1) Detail of shareholding composition as of this date. (Please do not include the Caja de Valores shareholders register but a summary table specifying the percentages corresponding to the controlling party and the float, by share class, total votes and total shares).

	Ordinary shares held as of February 29, 2020
Shareholder	Number of shares and votes	Class percentage
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	39.97
BBV América S.L. (1)	160,060,144	26.13
The Bank of New York Mellon (2)	112,438,372	18.35
ANSES (Argentine Social Security Authority)	42,439,494	6.93

(1)	BBV América S.L. is under the control of BBVA and the direct owner of 26.13% of the capital stock of BBVA Argentina.
(2)	As holder of ADS’s.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

2) Signed copy of the Minutes of the Board of Directors Meeting calling to the Ordinary and Extraordinary Shareholders Meeting.

We hereby inform that the Board Meeting minutes containing the call to the General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 7, 2020, at 04:00 p.m., is available at the Online Information System (“AIF” or Autopista de Información Financiera) of the Argentine Securities Commission (CNV) under number ID 2580099.

3) Current composition of the Board of Directors (regular and alternate members) with the dates on which they were appointed and their terms of office.

BANCO BBVA ARGENTINA S.A.
Full first and last names	Position	Appointment	Expiration of term of office
Isabel Goiri Lartitegui	Chairman	04/24/2019	Dec. 31, 2020
Jorge Delfín Luna	First Vice Chairman	03/30/2017	Dec. 31, 2019
Alfredo Castillo Triguero	Second Vice Chairman	03/30/2017	Dec. 31, 2019
Juan Manuel Ballesteros Castellano	Director	03/30/2017	Dec. 31, 2019
Oscar Miguel Castro	Director	04/10/2018	Dec. 31, 2020
Gabriel Eugenio Milstein	Director	04/10/2018	Dec. 31, 2020
Adriana María Fernández de Melero	Director	04/24/2019	Dec. 31, 2019
Javier Pérez Cardete	Alternate Director	04/24/2019	Dec. 31, 2021
Gustavo Alberto Mazzolini Casas	Alternate Director	04/24/2019	Dec. 31, 2021
Gabriel Alberto Chaufán	Alternate Director	04/24/2019	Dec. 31, 2021

4) Regarding the following Items of the Agenda, it is requested:

a. (Item 2) “Consideration of the Annual Report, BBVA Report, Corporate Liability Annual Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year No. 145, ended on December 31, 2019”.

In the event it is not released on the “AIF” or Autopista de Información Financiera of the Argentine Securities and Exchange Commission (“CNV”), please provide a copy of the accounting documentation detailed in section 234 of Law 19,550 approved and signed by the Board of Directors, Statutory Auditors and the External Auditor.

The CNV, through General Resolution No. 777/2018, provided that issuing entities subject to their supervision shall restate, in constant currency, the terms of their annual Financial Statements, for intermediate and special periods closing as of December 31, 2018, in accordance with the provisions of IAS 29.

Within this context, please confirm whether the financial statements for fiscal year 2019 submitted for consideration shall be restated in constant currency. If so, please provide a detail of the index (ratio) applied.

Any other supporting information that may be relevant to consider the item shall also be provided.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

We hereby inform that the financial statements prepared as of December 31, 2019 were published in the Online Information System (AIF) of the CNV under number 2580062 ID. Also, please be informed that the Bank did not present its financial statements in constant currency. This was done in accordance with the accounting information guidelines established by the Argentine Central Bank (BCRA) by Communication “A” 6651 issued on February 22, 2019, which provided that the restatement of the financial statements to reflect the effects of inflation will be applicable for the fiscal years beginning on or after January 1, 2020. This circumstance is disclosed in Notes 2.b) and 3.2 to the consolidated financial statements as of December 31, 2019.

As stated in Note 2, an exception has been provided for the application of guidelines under IAS 29, which will become effective for the fiscal years beginning on or after January 1, 2020, as resolved by the BCRA pursuant to Communications “A” 6651 and “A” 6849, issued on February 22 and December 27, 2019, respectively. Consequently, the Group does not apply and will continue not to apply any restatement of its financial statements until such date.

In this respect, on February 18, 2020, the external auditors issued their auditor’s report on the financial statements as of December 31, 2019 – and reference is made to that report—and therein expressed their opinion that such information has been prepared in accordance with the accounting information guidelines established by the BCRA, including in the paragraph “Emphasis on certain matters disclosed in the financial statements.” The Entity has not applied IAS 29 “Financial Reporting in Hyperinflationary Economies” for the preparation of its accompanying financial statements. The current inflationary context affects the financial position and results of the Entity, and consequently the impact of inflation may distort our accounting information and must be taken into account when interpreting the information provided by the Entity in the accompanying consolidated financial statements of financial position, comprehensive income and cash flows. The impact of a restatement in a homogeneous currency as of December 31, 2019 and 2018 on the Entity’s financial statements has been estimated as an increase of 11,148,000 thousand pesos and 10,707,295 thousand pesos, respectively, in shareholders’ equity, and a decrease of results of 23,935,000 thousand pesos and 17,090,946 thousand pesos, respectively.

The BBVA Report is available in the On Line Information System (AIF) of the Argentine Securities Commission (CNV) under ID 2590170 and in the ByMA Listed website.

b. (Item 3) “Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee.”

On this topic, information is requested regarding the management duties performed by the Board of Directors and the Supervisory Committee, expressly detailing each member’s performance.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

The Financial Statements and Annual Report of the Board of Directors referred to in our previous answer provide a detailed description of the management actions taken by the Board of Directors, General Manager and Supervisory Committee of BBVA Argentina.

c. (Item 4). “Consideration of the results of the corporate Fiscal Year No. 145 ended on December 31, 2019. Treatment of the not-classified results as of December 31, 2019, for the amount of AR$ 31,008,199,765.84. It is proposed to apply: a) AR$ 6,201,639,953.17 to the Legal Reserve; and b) AR$ 24,806,559,812.67 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Distribution of Results, Ordered Text.”

Please confirm whether the proposal to be considered in the meeting is that set forth in this item of the agenda.

Regarding the allocation of the optional reserve for future distribution of results, please inform the grounds for the proposal and its appropriateness; reason and advisability should be clearly and thoroughly explained, stating whether it is reasonable and responds to a prudent management, all in accordance with sections 66 subsection 3 and 70 of the Argentine Companies Law.

The company is also requested to state the estimated term for the reserve to be detached in order to distribute dividends. Furthermore, please provide a detail of the evolution of the Reserve for Future Dividends, indicating current composition, the date on which it was established and its last movements.

Finally, inform whether at the time of this Meeting there is any restriction in force for the Company to distribute dividends, wich is in place at the time of the Meeting.

Since CNV Resolution No. 777/18 provides that the distribution of profits must be stated in the currency in force as of the date of the Shareholders Meeting by using the price index corresponding to the month prior to said meeting, please confirm whether the proposal included both in this answer and in the Annual Report included in the Financial Statements would be restated. If so, indicate calculation index and updated amounts.

As provided by section 27 of Chapter II of Title II of the CNV Rules (as restated by CNV Resolution No. 622/13), the Board of Directors of Banco BBVA Argentina has included the content of the proposal to be submitted to the Shareholders’ Meeting in relation to unallocated retained earnings for fiscal year 2019, in the applicable item of the Agenda.

The proposal of the amount to be allocated to the Reserve for future distribution of results is made in the framework of an adequate capitalization of the Bank and its compliance with the capital requirements established by the Central Bank and our estimated needs in relation to the Entity’s expected growth for subsequent periods.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

A detail of changes in the Optional Reserve for the future distribution of results is provided below:

Balance at the beginning of the year	AR$	12,622,027,572,18
Optional Reserve by Resolution of Shareholders’ Meeting held on 04/24/19	AR$	5,283,949,596,12
Balance at the end of the year	AR$	17,905,977,168,30

The Argentine Central Bank issued Communication “A” 6768 which provides, effective as of August 30, 2019, that any distribution of results by financial entities must be previously authorized by the Central Bank. Consequently, the estimated time for the release of such Reserve will depend on its approval by the Central Bank. Also, as per your request, we hereby inform that a restriction is applicable to the distribution of profits with respect to the special regulatory reserve upon the first-time adoption of the IFRS standards, which arises from Note 48 “Restrictions to the payment of dividends” to the published financial statements and is established by Argentine Central Bank Communication A 6327.

The final paragraph of section 1 of Resolution No. 777/2018 of the IGJ (Argentine Corporate Regulatory Authority) establishes that the provisions contained in this section (that is, the inflation adjustment of financial statements) are not applicable to persons falling within the scope of sections 2, 3 and 4 of Chapter I of Title IV of the Rules, which will be governed by the rules established by their respective controlling agencies, which in the case of BBVA Argentina is the Argentine Central Bank.

(Item 5) “Partial write-off of the voluntary reserve fund, for future profit distributions, to apply the amount of AR$ 2,500,000,000 to the payment of a cash dividend subject to the prior authorization of the Central Bank of the Argentine Republic. Delegate to the Board the determination of a date to make dividends available to the Shareholders.”

Please inform on the proposal to be submitted for the consideration on this item of the Agenda, specifying the amount that will represent the partial detachment of the optional reserve for the future distribution of results in order to pay cash dividends for the sum amount of AR$ 2,500,000,000.

Also, please inform the date until which the Board of Directors shall be entitled to make dividends available to shareholders.

The proposal of a partial detachment of the optional reserve for the future distribution of dividends shall be considered by a Shareholders’ Meeting in due time.

Once the distribution of dividends is approved by the Central Bank, the Board of Directors will have delegated powers to determine the effective date when such dividends will be made available to the shareholders in accordance with the Rules of the Argentine Securities Commission.

d. (Item 6) “Consideration of the Board remuneration corresponding to the Fiscal Year No 145, ended on December 31, 2019.”

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

Information is requested regarding the proposal of fees to be paid to the Board of Directors for fiscal year 2019. Please report the overall amount proposed to be set as fees as well as the amount proposed for technical administrative duties. Furthermore, inform the number of members of the Board of Directors who are paid fees and the number of members who are paid remunerations for technical administrative duties. Also, if the amount of fees to be paid to the board of directors includes fees for the members of the Audit Committee, or other committees. If so, inform how many of them are paid fees as members of that committee.

A report is requested on whether any Directors are employees of the company and if so, number and amount of salary.

Additionally, it is requested to report the amounts paid as fees to the Board of Directors and technical administrative duties for fiscal year 2018 with the same detail.

Also, please inform the computable income of the fiscal year submitted for consideration. In this regard, it is requested to inform specifically on any adjustments made to the results of the fiscal year to get the computable income. All of this in order to verify compliance with the limits established by Section 261 of Law No. 19,550 regarding the relationship between fees and dividends proposed on computable income.

Finally, confirm whether total amounts approved for fiscal years 2016, 2017 and 2018 were AR$ 7,012,512, AR$ 7,914,395 and AR$ 13,840,114 respectively.

All this in order to be analyzed in relation to market values and the limits set forth in section 261 of the Argentine Companies Law.

The remuneration proposed for Board members as fees for the performance of their duties in fiscal year 2019 amounts to AR$ 23,078,832.81, payable to seven directors. Such amount includes fees to members of the Audit Committee and other committees.

None of the Directors appointed during the reporting periods were in a regular employment relation with the Entity or have received fees for the performance of technical and administrative duties.

All the fees proposed to be paid to the members of BBVA Argentina’s Board have been previously approved by the Appointment and Remuneration Committee and the Audit Committee has expressed a favorable opinion on such proposals under Law No. 26,831.

The results of the year amount to AR$ 31,008,200 (in thousands), from which the legal reserve of AR$ 6,201,640 is deducted, and an amount of AR$ 23,079 is added as fees. Consequently, the computed profit is AR$ 24,829,639, which gives a computed profits to dividends ratio of 10.06%.

Also, we confirm that the total amounts you mention above as approved for fiscal years 2016, 2017 and 2018 as Board members’ fees are correct. It should be noted that during such fiscal years the Board was formed by six Directors.

e. (Item 7) “Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year No 145, ended on December 31, 2019”

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

Regarding the proposal of fees for the Supervisory Committee, please provide a breakdown of the amount proposed; a breakdown of the amount proposed for the statutory auditor and the amount advanced for each statutory auditor during the fiscal year 2019. Additionally, it is requested to confirm whether the amounts approved for fiscal years 2016, 2017 and 2018 were AR$ 870,382; AR$ 1,079,274 and AR$ 1,326,607 respectively.

The Board of Directors of BBVA Argentina has resolved to propose to the Meeting a remuneration of AR$ 1,724,590 as fees payable to the members of the Supervisory Committee for fiscal year 2019. We confirm that the amounts you mention for fiscal years 2016, 2017 and 2018 are correct.

In relation to your request for a disaggregation of the Supervisory Committee’s fees by individual members, we hereby inform that the Argentine Securities Commission has established Interpretation Rule No. 45 applicable to reported individual fees (section 75 of Executive Decree No. 1,023/2013), which provides that “The companies authorized to offer their shares to the public shall be required to inform the remuneration of company officers under section 75 of Executive Decree No. 1,023/2013 as restricted information through the access created by this Agency for such purpose. Aggregate remuneration shall be reported as provided by the RULES through a public access channel.” The information to be provided under section 75 of Executive Decree No. 1,023/2013 includes directors, managers, statutory auditors and surveillance committee members.

Therefore, BBVA Argentina will comply with the requirements established by the Argentine Securities Commission and inform the individual fees paid to each member of the Supervisory Committee through the restricted access channel created to such an effect, and only the aggregate fees of such members will be open to public access.

Finally, information on the amount paid for fiscal year 2019 has been made available to the general public through the Online Information System (AIF) of the Argentine Securities Commission under number ID 2589383.

f. (Item 8) “Determination of the number of members of the Board of Directors and appointment of Directors, as appropriate. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions.”

Please inform the number and names of the members of the Board of Directors proposed by shareholders.

Section Ten of the corporate Bylaws of BBVA Argentina provides that the Board of Directors of the Company may be formed by a minimum of three directors and a maximum of nine directors and a similar number of alternate directors, as resolved by each annual shareholders’ meeting.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

Also, as of December 31, 2019 the terms of office of directors Jorge Delfín Luna, Alfredo Castillo Triguero, Juan Manuel Ballesteros Castellano and Adriana María Fernández de Melero have expired.

The Board of Directors of BBVA Argentina refrains from making any proposals on this matter and waits for the Shareholders to determine the number and make the appointment of the respective Board members.

g. (Item 9) “Appointment of three Regular Statutory Auditors and three Alternate Statutory Auditors for the current fiscal year Statutory Auditors’ Committee.”

Please send the proposal and information referred to in this item.

Section Nineteen of BBVA Argentina’s corporate Bylaws provides that the Company will be supervised by three regular statutory auditors appointed annually by a General Ordinary Shareholders’ Meeting, which will also elect a similar number of alternate statutory auditors for the same period. The Shareholders’ Meeting establishes the fees to be paid to the members of the Supervisory Committee.

Consequently, as of December 31, 2019 the terms of office of the regular statutory auditors detailed below have expired:

(i) Regular Statutory auditors: Mario Rafael Biscardi, Alejandro Mosquera and Gonzalo José Vidal Devoto.

(ii) Alternate statutory auditors: Julieta Paula Pariso, Lorena Claudia Yansenson and Daniel Oscar Celentano.

The Board of Directors of BBVA Argentina refrains from making any proposals on this matter and waits for the Shareholders proposal for the positions.

h. (Item 10) “Compensation of certifying accountant of the Financial Statements for the fiscal year No. 145 ended December 31, 2019.”

Please provide the remuneration proposed for the audit of the financial statements for fiscal year 2019, specifying whether there has been any change as regards the tasks performed for the Financial Statements corresponding to the previous fiscal year. Should the amount be substantially higher, please explain the reasons for this increase.

Additionally, confirm whether the amounts approved for fiscal years 2016, 2017 and 2018 were AR$ 17,713,000, AR$ 17,258,467 and AR$ 35,285,330 respectively:

The Board of Directors of BBVA Argentina has resolved to propose to the Meeting an amount of AR$ 71,387,037, plus VAT, as the fees to be paid to the certifying accountant of the financial statements for fiscal year 2019. It should be noted that the application of the new regulations described in item 4 (c) implied an increase in the auditor’s duties as compared with the previous fiscal year.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

It is to be noted also that the Audit Committee has expressed a favorable opinion on the Audit Committee’s proposal under Law No. 26,831.

Also, we confirm that the amount approved for fiscal year 2016 was AR$ 17,713,428 plus VAT, the amount for 2017 was AR$ 17,258,467 plus VAT, and for year 2018 the amount was AR$ 35,285,330 plus VAT.

i. (Item 11) “Appointment of the certifying accountant for the financial statements corresponding to fiscal year 2020.”

Please send your proposal and ground for this appointment, as well as any other relevant information for the Shareholders on this item.

The Board of Directors has resolved to bring to the Meeting a proposal for the designation of the firm KPMG for this purpose, and for the appointment of Mr. Mauricio G. Eidelstein as External Regular Statutory Auditor and of Mr. Carlos Fernando Bruno and Mr. Marcelo Adrián Castillo as External Alternate Statutory Auditors.

j. (Item 12) “Allocation of the budget to the Audit Committee under the Capital Markets Law No. 26.831 to hire professional advice.”

Proposal is requested regarding the budget for the Audit Committee for fiscal year 2020. In addition, please inform on the actual amount executed for the same concept in fiscal year 2019. Finally, confirm whether the amount approved for fiscal year 2018 was AR$ 891,750.

The Board of Directors of BBVA Argentina has resolved to propose to the Meeting an amount of AR$ 1,337,625.21 as the budget to be allocated to the Audit Committee for its operation under Law No. 26,831.

Also, we hereby inform that the amount approved in connection with fiscal year 2018 was AR$ 645,727.84, and that approved for fiscal year 2019 was AR$ 891,750.14.

It should be noted that the Audit Committee has expressed a favorable opinion on the above Board’s proposal under Law No. 26,831.

Sincerely yours,

Attorney at Law – Eduardo González Correas

Director of Legal Services Department

Banco BBVA Argentina S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: March 18th, 2020	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer